

July 18, 2012

<u>Via E-mail</u>
Nathaniel August
Director
Mangrove Partners
10 East 53rd Street, 31st Floor
New York, NY 10022

> **Re: Nabi Biopharmaceuticals**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 13, 2012 by The Mangrove Partners Fund, L.P., et al.**
> **File No. 001-35285**

Dear Mr. August:

We have reviewed your filing and have the following comments.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In light of the pending tender offer by the company, please update your disclosure to advise stockholders that shares that are tendered and accepted in the tender offer cannot be voted at the special meeting.

2. To the extent applicable, please revise your disclosure to provide a background discussion of any communications between Mangrove Partners and the company.

Proposal No. 1, page 5
A Better Alternative Exists for Maximizing Shareholder Value, page 6

3. We note your estimate of cash per share, cash burn and assets available for liquidation. Please advise us as to whether you considered the effects of the company's pending tender offer, particularly the reduction in cash of up to $23 million, on your estimates of cash per share and estimated liquidation value. Please further advise us as to whether or how the pending tender offer influenced your recommendation with respect to voting for

the proposed Transaction. Consider including updated or additional disclosure in this regard.

4. Please provide additional information to support your opinion that there has been a substantial change in Nabi's investor base and that current stockholders' main objective is to have Nabi's substantial cash holdings efficiently returned to them.

<u>Mangrove Partners believes that there are efficient way to structure a wind-down outside of a formal Delaware liquidation, page 7</u>

5. Please revise your disclosure to clarify that the company's proposed liquidation will not require shareholders to wait three years before receiving any liquidating dividend or distribution of assets in light of the company's stated intent to pay an initial or interim liquidating distribution.

<u>Certain Information Regarding Nabi and the Proposed Transaction, page 15</u>

6. You refer security holders to information that will be contained in the company's proxy statement for the special meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you disseminate your proxy statement before distribution of the company's proxy statement, you must provide the omitted information to security holders in your own proxy statement. Please confirm your understanding in your response letter.

<u>Solicitation of Proxies, page 19</u>

7. Please revise your disclosure to differentiate between the "Mangrove Partners," as you have defined such term on page 1, that are conducting the solicitation and the "Group," as you have defined such term under "Other Participant Information" on page 19.

8. You state on page 19 that proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisements. Please confirm your understanding that all written soliciting materials, including as scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

9. Please revise to fill in the blanks on page 19 regarding estimated aggregate expenses and expenses incurred to date.

<u>Form of Proxy</u>

10. Please mark your form of proxy "Preliminary Copy." See Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Steve Wolosky
        Olshan Frome Wolosky LLP
        swolosky@olshanlaw.com